Mail Stop 6010
January 31, 2006


Mr. Howard H. Pien
Vice President, Head of Corporate Business Development
Chiron Corporation
4560 Horton Street
Emeryville, California 94608

Re:	Chiron Corporation
   Revised Proxy Statement on Schedule 14A, Schedule 13E-3
   File No. 0-12798, Filed January 11, 2006

Dear Ms. Hoover:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 2 and your additional disclosure regarding Chiron`s agreement with Schering AG. Please revise your disclosure on pages 13 and 14 under "Chiron Agreement with Schering AG Relating to Betaseron" to disclose the fact that Betaseron accounted for approximately 11% of Chiron`s consolidated total revenues in 2004, 2003 and 2002, respectively as disclosed in
Chiron`s 2004 Form 10-K.


2. Additionally, we note your statement that Novartis considered the existence of the clause "value-neutral" to its financial analysis. Please revise to explain what this means. For example, if Novartis believed the clause to have no impact on its financial analysis, then revise to state this. Also, revise to disclose the status of this change of control provision granting Schering the option to acquire or lease all of the property, contracts, facilities and equipment of
Chiron used in the manufacture of Betaseron. Will Schering be exercising its option?

Background of the Merger, pages 4-9

3. We note your response to our prior comment 10 that the Chiron board of directors did not determine to put Chiron up for sale. Please revise your disclosure on page 25, that the board "has not considered alternatives to the merger," to clarify this fact.

4. Additionally, we note your response to comments 10 and 11.
However, we are reissuing the portion of these comments requesting a discussion of the long range strategic planning and updates to the long range plan. Please revise to provide a substantive description of the long range strategic plan and the updates.

5. We note your response to our prior comment 13. Please revise your disclosure to explain why the on-going extensive remediation efforts with respect to Chiron`s Liverpool facility and FLUVIRIN manufacturing generally made it an inopportune time for Chiron to facilitate Novartis due diligence. Briefly explain the issues relating to the Liverpool facility and FLUVIRIN manufacturing.

6. Please revise to provide the outcome of the FDA`s inspection of the Liverpool facility and when Chiron and Novartis were informed of this outcome.

7. We note your response to our prior comment 15 and reissue that comment in part. Your descriptions of some of the board meetings still appear vague. See, for example, the meetings held on April 25,
2005 and May 26, 2005. You should describe in greater detail the nature and substance of the discussions and deliberations conducted.

8. Please elaborate on your disclosure that the "non-Novartis directors determined that the Novartis offer was inadequate . . . .."
In this regard, your disclosure should include a materially complete discussion of the aspects of your long-range plan and Chiron`s prospects and the preliminary valuation and financial analysis that support the non-Novartis directors` conclusion that the $40.00 offer was inadequate.

9. You disclose on page 7 that Novartis viewed the $40.00 offer as attractive in light of the "risks associated with Chiron`s business and regulatory strategies." Please summarize the referenced
"risks."

10. We note your response to our prior comment 19 and reissue that comment. Your disclosure on pages 6 and 7 states that valuation presentations were "substantially consistent in methodology with those described under `-Opinions of Chiron`s Financial Advisors.`" Please revise your disclosure to briefly describe the relevant presentations from Chiron`s financial advisors. To the extent such presentations materially differed from the final valuation or presentation, please describe such differences in reasonable detail.

11. We note your response to our prior comment 23 that Goldman Sachs did not prepare any report, opinion or appraisal for Novartis related to the merger. Please revise your disclosure to briefly describe the scope of the engagement by Novartis of Goldman Sachs. In this regard, we note that Goldman Sachs "held discussions from time to time concerning the valuation of Chiron." Please reconcile. To the extent that Goldman Sachs conducted presentations or discussion and/or prepared reports, whether or not formal, for Novartis` management in negotiating and analyzing a potential transaction, we remind you to disclose the appropriate disclosure required by Item 1015 of Regulation M-A in your preliminary proxy statement. Also, we remind you to file all relevant written materials, spreadsheets, talking papers, board books, drafts, summaries or outlines provided to the board or representatives of Chiron, as exhibits pursuant to
Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Fairness of the Merger; Recommendation of the Non-Novartis
Directors
of Chiron`s Board of Directors, pages 9-12

12. We note your response to our prior comment 25 and reissue that comment in part. On page 11 you discuss why the Chiron board did not perform an analysis of net book value or liquidation value, but it remains unclear whether the board considered going concern value. See Instruction 2(iv) to Item 1014 of Regulation M-A. Please expand your disclosure to also address this factor or clarify which analysis satisfies this requirement. In addition, it appears that you still have not addressed each of these factors in your disclosure regarding the position of the Novartis Entities regarding fairness of the merger.

13. We note your response to our prior comment 25 and reissue that comment in part. Please provide the disclosure required by Item 1014
(d) of Regulation M-A.
14. We refer you to the list of factors that Chiron`s board took into account in reaching its determination that the transaction is fair to its unaffiliated security holders. Please expand your disclosure to provide a materially complete discussion of each material factor forming the basis for Chiron`s board`s fairness determination.
For
example, but without limitation, explain how Chiron`s historical and current financial performance, results of operations, prospects, long-term strategy and competitive position support the board`s determination that the merger consideration is fair.
15.
We note that Chiron`s board based a portion of its fairness determination on the detailed financial and valuation advice provided by its financial advisors and Chiron`s financial advisors` opinion that the merger consideration of $45.00 was fair. If Chiron`s board relied on the analysis of its financial advisors to satisfy any of its obligations under Item 1014, it must expressly adopt their conclusion and analyses in order to fulfill its disclosure obligation. If you intend to adopt the analysis of your financial advisor, please revise your disclosure. Please note, however, that a filing person cannot insulate itself from liability by relying upon another`s analyses, which, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3. See Item 1014(b)
of Regulation M-A and Question and Answer Nos. 5 and 21 of
Exchange
Act Release No. 17719.

Alternatively, to the extent that Chiron`s board did not adopt its financial advisors` fairness analysis and opinion in considering the factors in Instruction 2 to Item 1014, please revise your disclosure to provide a materially complete description of the fairness analysis conducted by Chiron`s board. For example, expand your discussion of the implied per share valuations of Chiron compared to other companies engaged in your industry, the ranges of value produced by discounted cash flow analysis based on Chiron`s long-range plan and the ranges of value produced by sum-of-the-parts analysis based on management projections. How do each of these analyses support the board`s fairness determination?
16. We note your response to prior comment 29. Although we understand that the terms of the sale of securities were negotiated between unaffiliated board members and Novartis, we continue to believe that the very nature of this transaction precludes you from characterizing this sale as being negotiated at "arm`s length." Please remove the reference to arm`s length negotiations as support for Chiron`s determination that the transaction is fair to its unaffiliated security holders. In this regard, we note that you specifically rely upon this negotiated transaction to support the board`s determination that the transaction is procedurally fair. Also, it does not appear that you provide sufficient support for your conclusion that the transaction consideration increased as a direct result of "arm`s length" negotiations.

Novartis` Purpose and Reasons for the Merger, page 12
17. We refer you to prior comment 22. Please revise to summarize the
"legal, regulatory and business issues" that Chiron was facing when
Novartis decided it would be better positioned as a subsidiary of a larger company.


Fairness of the Merger Position of the Novartis Entities Regarding Fairness of the Merger, page 12
18. We note that Novartis, Novartis Corporation and Novartis Biotech believe that the merger consideration "is fair in terms of price to
Chiron`s stockholders and that the procedure followed in reaching such price was also fair to those stockholders." Please note that
Item 1014(a) of Regulation M-A requires that the above referenced filing persons make a fairness determination as to Chiron`s "unaffiliated security holders." Please revise accordingly.
19. We refer you to prior comment 25. We remind you that each filing person`s opinion as to the fairness of the transaction to the unaffiliated security holders is required. The factors upon which this belief is based must be discussed in reasonable detail. In this regard, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed by each filing person. We note that you fail to address many of these factors as they relate to the fairness determination of Novartis. If the board did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. Also, to the extent applicable, include a discussion as to why each filing person determined that the transaction is fair despite the fact that it does not appear that the consideration was derived from or compared to the factors set forth in Instruction 2 to Item 1014. See Question and Answer No. 20 of Exchange Act Release No. 34-17719.
20. We refer you to prior comment 27. Each filing person should address the procedural safeguards identified in Item 1014 of Regulation M-A. Please revise to address these factors as they relate to Novartis` fairness determination or disclose the basis for their belief that the transaction is fair to unaffiliated security holders in their absence.

21. Please briefly describe the loss of market share in vaccines, the lack of success in various research and development projects and various human resources difficulties. Also, explain how this supports Novartis` determination as to fairness.

22. Please include a detailed discussion of the financial analyses performed by Novartis referred to in the third bullet point on page
13. Your discussion should disclose all of the projections and assumptions underlying the analyses.

23. We note that one of the factors the Chiron board of directors considered in determining that the consideration was fair was the premium over the historical market prices. Were these premiums compared to premiums received by shareholders in similar transactions? If so, these details should be discussed.

24. We note that Novartis considered the 23% premium over the closing price of Chiron`s common stock in determining that the merger consideration was fair. Did Novartis compare the premium to premiums paid in similar transactions?

Opinions of Chiron`s Financial Advisors, pages 14-23

25. We refer you to your response to prior comment 34. Regardless of the fact that the Credit Suisse First Boston opinion and the Morgan
Stanley opinion are attached as Annexes to the proxy statement and incorporated by reference, the summary of these opinions should not be qualified in their entirety by the full text of the opinions. The summaries should contain a materially complete description of the opinions. Please revise.

26. We note your response to comment 36. Please revise to include the statement that there have been no material events since the date of the opinions in your proxy statement.

27. We note your response to our prior comment 39 and reissue that comment. Your revised disclosure that "The financial advisors concluded that this range was appropriate based on their analysis of each of the companies considered and their similarity to Chiron" is not sufficient. How did the financial advisors reach that conclusion? Please disclose the criteria and assumptions used in selecting the P/E multiples for Chiron. Also, revise your disclosure to provide a detailed discussion of the comparable company analysis.
Since P/E multiples were calculated for each of the companies identified, you should disclose the P/E multiple for each company. Did the financial advisors use the P/E multiples of the comparable companies to determine the appropriate range of P/E multiples for Chiron or did they use the mean and/or median? If they used the mean/median, please disclose these values. Please revise your disclosure to explain and to provide the P/E multiples that were used to determine the appropriate range of multiples for Chiron. Additionally, your response states that the financial advisors considered the growth rates for each of the comparable companies, revise your discussion to disclose these growth rates and to explain how they were used.

28. We note that the companies selected for the selected company analysis were selected based on their similarity to Chiron in size of commercial operations, business mix and maturity and focus of research and development efforts. We note the same criteria were used to select a subset of these companies for the discounted cash flow analysis. Please revise to explain how the same criteria were used to select the subset.

29. Please revise the discussion of the Discounted Cash flow analysis
- Chiron Sum of the parts to disclose the mean and median weighted average cost of capital for each company grouping and on a combined overall basis and explain how these were used to determine the discount rate range and the growth rate range.

30. We note your statement in response to comment 44 that Credit Suisse First Boston and Morgan Stanley examined certain selected precedent transaction but that these transactions were not considered in the assessment of Chiron`s valuation performed by Credit Suisse First Boston and Morgan Stanley. Please revise to include this information in the proxy statement. Additionally, describe the supplemental information provided to the Chiron board of directors and explain why the information was not considered in assessing Chiron`s valuation. If Chiron`s board considered this supplemental information, it should be discussed in "Fairness of the Merger; Recommendation of the Non-Novartis Directors of Chiron`s Board of Directors."

31. We note that Credit Suisse First Boston and Morgan Stanley presented information about the Glaxo Smith Kline agreement to acquire ID Biomedical. Please explain whether the Chiron Board considered this agreement as a comparison in determining whether the terms of the merger consideration were fair. If they did consider this agreement, please revise to include a discussion.

Where You Can Find More Information, pages 61-62

32. We note your reference to your "Quarterly Reports on Form 10-
Q,
as amended, for the quarters ended March 31, 2005, June 30, 2005 and
September 30, 2005." The "as amended" reference is erroneous and should be removed.

*    *    *    *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655, or Suzanne Hayes at (202) 551-3675 with any other questions.

  Sincerely,



									Jeffrey Riedler
									Assistant Director

cc:	Alison S. Ressler, Esq.
Patrick S. Brown, Esq.
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067-1725



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Ms. Jessica M. Hoover
Page 7